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02018516

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/01** AND ENDING **12/31/01**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Benfield Blanch Capital Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
500 North Akard, Suite 4500
Dallas, TX 75201

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Scott Billings (214) 756-7404

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP

CHECK ONE:
_X_ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number.

RECEIVED MAR 01 2002

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, **Timothy Bienek**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Benfield Blanch Capital Markets Inc.** as of **December 31, 2001**, are correct and true. I further swear (or affirm) that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of the customer, except as follows.

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

02/28/02

LOLA A. RICHERT
Notary Public
STATE OF TEXAS
My Comm. Expires 10-19-2005

This report ** contains (check all applicable boxes):

_X___	(a)	Facing page.
_X___	(b)	Statement of Financial Condition.
_X___	(c)	Statement of Income (Loss).
_X___	(d)	Statement of Changes in Financial Condition.
_X___	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
_____	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
_X___	(g)	Computation of Net Capital.
_____	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_____	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
_____	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_____	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
_X___	(l)	An Oath or Affirmation.
_____	(m)	A copy of the SIPC Supplement Report.
_____	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benfield Blanch Capital Markets Inc.
Financial Statements and Supplementary Information
Year ended December 31, 2001
Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

Board of Directors and Shareholder
Benfield Blanch Capital Markets Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Benfield Blanch Capital Markets Inc. at December 31, 2001, and results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 and Rule 15c3-3 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2002

Benfield Blanch Capital Markets Inc.
Statement of Financial Condition
December 31, 2001

Assets		
Cash	$	50,000
Total assets	$	50,000
Liabilities and Stockholder's Equity		
Common stock, $0.01 par value; 100,000 shares authorized; 100 shares issued and outstanding:	$	1
Additional paid-in capital		49,999
Total stockholder's equity		50,000
Total liabilities and stockholder's equity	$	50,000

The accompanying notes are an integral part of these financial statements.

Benfield Blanch Capital Markets Inc.
Statement of Operations
Year Ended December 31, 2001

Revenue	$ -
Expenses	-
Net income	$ -

The accompanying notes are an integral part of these financial statements.

Benfield Blanch Capital Markets Inc.

Statement of Changes in Stockholder's Equity
Year ended December 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, January 1, 2001	$ 1	$ 49,999	$ 390,422	$ 440,422
Dividend to parent	-	-	(390,422)	(390,422)
Balances, December 31, 2001	$ 1	$ 49,999	$ -	$ 50,000

The accompanying notes are an integral part of these financial statements.

Benfield Blanch Capital Markets Inc.
Statement of Cash Flows
Year ended December 31, 2001

Operating activities	
Net income	$ -
Decrease in due from parent	44,816
Decrease in accounts receivable	150,000
Decrease in income taxes payable to parent	(39,394)
Net cash provided by operating activities	155,422
Financing activities	
Dividend paid to parent	(390,422)
Net cash used by financing activities	(390,422)
Net change in cash	(235,000)
Cash at beginning of year	285,000
Cash at end of year	$ 50,000

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Nature of operations
Benfield Blanch Capital Markets Inc. (the Company) was incorporated in the state of Delaware and is an indirect wholly owned subsidiary of Benfield Blanch Holdings Inc. The Company conducts business as a broker-dealer focusing on (a) private placements; (b) investment banking services in the area of insurance company mergers and acquisitions, management buyouts, recapitalizations, and related transactions; and (c) structuring and privately placing diversified insurance-backed securities (DIBS) and other insurance-related securities. In these transactions, the Company provides or intends to provide services including:

- Advice concerning evaluations, the term of securities, acquisition/disposition strategy, and deal structure.
- Advice concerning the financial provisions involved in transactions.
- Assistance in negotiating the terms of securities and transactions.
- Assistance in the private placement of DIBS and other insurance industry-related securities.

The Company engaged in no transactional activity during 2001 and, as discussed in Note 2, its expenses are borne by its parent. Accordingly, no revenues or expenses are reported in the accompanying statement of operations.

Securities, including DIBS and other insurance-related securities, will be placed by the Company on an agency basis with "accredited investors," as such term is defined under Regulation D under the Securities Act of 1933, as amended, and all funds will be paid directly to the issuer. All securities will be transmitted directly by the issuer to the purchasers. The Company will not hold customer funds or securities or engage in retail securities sales.

The financial statements presented have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates
In preparing the Company's financial statements, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

Federal income taxes
The Company recognizes federal income tax expense on taxable income based on the parent's consolidated effective tax rate of approximately 41% in accordance with a tax sharing agreement between the Parent and its subsidiaries. No deferred income taxes have been recorded because there are no future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company remits its estimated current tax expense to the parent, which in turn remits the funds to the appropriate taxing authorities in connection with the parent's estimated tax payments. The Company paid $39,394 for income taxes to its parent during 2001.

2. Related Party Transactions

The Company has entered into a management agreement ("Agreement") with its parent. Under this Agreement, the parent is responsible to pay all operating expenses incurred by the Company, and does not require reimbursement. No allocation or apportionment of these expenses is made to the Company based on the Agreement.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $50,000 which was $45,000 in excess of its required net capital of $5,000. The Company had no aggregate indebtedness at December 31, 2001.

Benfield Blanch Capital Markets Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Net Capital		
Total stockholder's equity	$	50,000
Deduct stockholder's equity not allowable for net capital		-
Net capital	$	50,000
Total aggregate indebtedness	$	-

Computation of Basic Net Capital Requirement		
Minimum net dollar net capital required	$	5,000
Excess net capital		45,000
Excess net capital at 1,000 percent (net capital minus 10% of total aggregate indebtedness)	$	50,000
Ratio: Aggregate indebtedness to net capital	$	-

Note: There are no material differences between the above calculation and the calculation included in the Company's unaudited focus Report as of December 31, 2001.

Benfield Blanch Capital Markets Inc.
Schedule II – Reserve Requirement and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2001

The Company has complied with the exemptive provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control

Board of Directors and Shareholder
Benfield Blanch Capital Markets Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Benfield Blanch Capital Markets Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin of securities of customers as required by Rule 15c3-3; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2002

Benfield Blanch Capital Markets Inc.

Financial Statements
and Supplementary Information
Year ended December 31, 2001